UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2013

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                        to

Commission File No. 1-6479-1

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.

1301 Avenue of the Americas, 42nd Floor

New York, New York 10019

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

FORM 11-K

TABLE OF CONTENTS

Page No.

Financial Statements:

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	19

Signature	20

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

1

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

OSG Ship Management, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule of Assets – Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CohnReznick LLP

New York, New York

June 26, 2014

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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

ASSETS	2013	2012

Investments, at fair value	$67,530,594	$60,335,348
	67,530,594	60,335,348

Receivables:
Notes receivable from participants	553,728	594,536
Employer’s contributions	87,253	51,363
Participants’ contributions	42,997	45,429
	683,978	691,328
Net assets reflecting investments at fair value	68,214,572	61,026,676
Adjustment from fair value to contract value for interest in collective investment fund relating to fully benefit-responsive investment contracts	(270,626)	(424,735)
Net assets available for benefits	$67,943,946	$60,601,941

See Notes to Financial Statements.

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STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Additions:
Investment income:
Net appreciation in fair value of investments	$8,272,531	$3,509,709
Dividend and interest income	2,539,297	1,813,347
Total investment income	10,811,828	5,323,056

Contributions:
Participants	1,725,002	1,859,107
Employer	1,841,729	2,303,880
Total contributions	3,566,731	4,162,987

Other additions	29,801	5,630

Total additions	14,408,360	9,491,673

Deductions:
Benefits paid to participants	7,055,067	3,369,197
Other charges	11,288	5,588
Total deductions	7,066,355	3,374,785

Net increase	7,342,005	6,116,888

Net assets available for benefits:
Beginning of year	60,601,941	54,485,053

End of year	$67,943,946	$60,601,941

See Notes to Financial Statements.

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NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following brief description of OSG Ship Management, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General:

The Plan is a defined contribution plan covering substantially all full-time employees (that are not governed by the terms of a collective bargaining agreement, or are a Licensed Deck Officer, or other exclusions as defined in the Plan) of OSG Ship Management, Inc. (the “Company”) who have completed thirty days of service and are age twenty-one or older and enroll on the first day of the following month after thirty days employment. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan was amended and restated as of January 1, 2009 to include certain additionally required legal changes necessary to comply with Internal Revenue Code Section 415, the Pension Protection Act of 2006, and other applicable legislation, and to make such other changes desired by the Company, including but not limited to, the availability of hardship distributions. The OSG Ship Management, Inc. Savings Plan Committee (the “Committee”) is responsible for oversight of the Plan, determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions:

Participants may make basic pre-tax or post tax Roth contributions to the Plan of up to 35% of compensation, as defined. A participant’s total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations there under. Participants direct the investment of their contributions into various investment options offered by the Plan. Matching contributions are made by the Company as a percentage of the participant’s basic contributions and at the discretion of the Company. The Company also makes discretionary contributions equal to 4% of compensation, as defined. Participants also direct the investment of Company contributions.

Participant accounts:

Participants’ funds are kept in their own separate accounts and Company contribution accounts. Each participant’s account is credited with the participant’s contribution and the Company matching and/or discretionary contributions, if any, are credited to the participant’s Company contribution account. Net investment gain or loss in each mutual fund, Company Stock Fund or collective fund is allocated to each participant’s account in proportion to account balances, as defined.

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NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Forfeited accounts:

Forfeitures of terminated participants’ nonvested Company contribution accounts are used to reduce the Company’s future contributions. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $23,712 and $65,271, respectively. These accounts will be used to reduce future employer contributions. Also, in 2013 and 2012, employer contributions were reduced by $183,287 and $40,000, respectively, from forfeited nonvested accounts.

Vesting:

Participants are vested in their matching contribution account and employer contribution account plus actual earnings thereon upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled. Participants are immediately vested in their contributions plus actual earnings thereon.

Notes receivable from participants:

Any participant can request from the Plan up to two loans not to exceed the lesser of (i) one-half the combined total of the participant’s vested accounts, or (ii) $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant’s pre-tax account to a loan fund, which will be pledged as security for the loan. The loans bear an interest rate determined by the Committee, and such rates are to be based upon prevailing commercial rates.

Payment of benefits:

Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at any time after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70 1/2. The Plan also provides that on or after the day a participant reaches the age of 59 1/2 an active employee may withdraw all of the value of his or her vested accounts under the Plan in a lump sum. Only one such withdrawal may be made in any Plan Year. As of February 5, 2013, Participants are no longer able to contribute to the Company Stock Fund (the “Fund”). Only participants with prior balances may keep their monies in the Fund. Participants who were already in the Fund may elect to receive distributions of their interest in the Fund in either cash or common stock of Overseas Shipholding Group, Inc. (see Note 4).

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NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Company bankruptcy:

On November 14, 2012, the Company’s parent company, Overseas Shipholding Group, Inc. (“OSG”) and 180 of its subsidiaries, including the Company, (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. These cases are being jointly administered under the caption In re Overseas Shipholding Group, Inc. et al., Case No. 12 – 20000. On November 15, 2012, the Bankruptcy Court authorized, but did not direct, the Company to continue to operate the Plan. The Company has continued to operate the Plan in a manner consistent with its operation prior to the Chapter 11 petition date.

In order for the Debtors to emerge successfully from Chapter 11, the Debtors must obtain the required votes of certain equity holders (see Amended Reorganization Plan below) accepting a plan of reorganization as well as the Bankruptcy Court’s confirmation of such plan, which will enable the Debtors to transition from Chapter 11 into ordinary course operations outside of bankruptcy. In connection with a reorganization plan, the Debtors also may require a new credit facility, or “exit financing.” The Debtors’ ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Chapter 11 Cases. A reorganization plan determines the rights and satisfaction of claims of various creditors and security holders, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the reorganization plan is confirmed.

Original Reorganization Plan

On February 12, 2014, the Debtors entered into a plan support agreement (as amended, the “Plan Support Agreement”) among the Debtors and certain of the lenders (the “Consenting Lenders”) holding an aggregate of approximately 60% of amounts outstanding under OSG’s Unsecured Revolving Credit Facility. The Plan Support Agreement required the Consenting Lenders to support and vote in favor of a proposed plan of reorganization of the Debtors consistent with the terms and conditions set forth in the term sheet attached as an exhibit to and incorporated into the Plan Support Agreement (as amended, the “Term Sheet”). As a result of additional lenders acceding to the Plan Support Agreement, lenders holding approximately 77% of amounts outstanding under the Unsecured Revolving Credit Facility were Consenting Lenders. On February 28, 2014, the Debtors and the commitment parties under the Plan Support Agreement entered into an equity commitment agreement (the “Consenting Lenders’ ECA”), which set forth, among other things, the terms of a proposed $300,000,000 rights offering, which would be backstopped by the Consenting Lenders.

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NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Pursuant to the Plan Support Agreement, on March 7, 2014, the Debtors filed the Joint Plan of Reorganization of Overseas Shipholding Group, Inc. et al. (the “Original Plan”), with the Bankruptcy Court. The Original Plan generally provided that creditors’ allowed non-subordinated claims against the Debtors other than claims under the Unsecured Revolving Credit Facility, would be paid in full, in cash, including post-petition interest, or reinstated and holders of equity interests and claims subordinated pursuant to section 510(b) of the Bankruptcy Code would receive a combination of shares of common stock and warrants issued by reorganized OSG valued at approximately $61,400,000. Under the Original Plan, holders of claims arising out of the Unsecured Revolving Credit Facility would receive their pro rata share of stock and warrants of the reorganized OSG. In addition, the Original Plan provided that the 7.50% Unsecured Senior Notes due in 2024 issued by OSG and the 8.125% Unsecured Senior Notes due in 2018 issued by OSG will be reinstated, following payment of outstanding interest. In connection with the Original Plan, the Debtors entered into a commitment letter (the “Goldman Commitment Letter”) with Goldman Sachs Bank USA to provide $935,000,000 in exit financing to the fund the Debtors’ emergence from bankruptcy.

On March 17, 2014, the United States Trustee appointed an official committee of equity security holders (the “Equity Committee”). At the request of the Equity Committee, the Bankruptcy Court adjourned the hearing originally scheduled for March 20, 2014 for consideration of the Plan Support Agreement and Consenting Lenders’ ECA while the Equity Committee more fully immersed itself in the proceedings. On April 4, 2014, the Court entered an order authorizing the Debtors’ entry into and performance under the Plan Support Agreement and Consenting Lenders’ ECA, and as part of that order, adjourned the hearing on the Disclosure Statement until May 7, 2014, and the Confirmation Hearing until June 18, 2014. The Debtors also agreed to continue to reasonably consult and confer with certain holders of OSG equity securities (the “Equity Holders”) and the Equity Committee and their advisors regarding a potential alternative plan of reorganization and potential sources of exit financing, and to continue to provide reasonable diligence information about the Debtors. Furthermore, the Debtors agreed to make their management reasonably available and to continue to provide reasonable access to certain non-public information in furtherance of the diligence process.

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NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Amended Reorganization Plan

After filing the Original Plan, the Debtors continued to extensively consult and confer with certain Equity Holders as well as the Equity Committee. On April 18, 2014, certain Equity Holders provided the Debtors with a plan term sheet (the “Equity Term Sheet”). Following additional analysis and consultation, the Debtors determined that an alternative plan based on the Equity Term Sheet (as described below, the “Equity Proposal”) was more favorable than the Original Plan. On May 2, 2014, the Debtors filed an amended plan of reorganization (the “Amended Plan”) that reflected the terms of the Equity Term Sheet, together with a disclosure statement describing such Equity Proposal (the “Disclosure Statement”). On May 21, 2014, the Debtors filed with the Bankruptcy Court amendments to the Amended Plan and Disclosure Statement. These amendments to the Amended Plan and Disclosure Statement reflected the resolution of disputes with three separate creditor constituents. On May 26, 2014, the Debtors filed with the Bankruptcy Court a further amendment to the Amended Plan and Disclosure Statement, which reflected the resolution of a dispute with a creditor constituent. On May 27, 2014, following the resolution by the Bankruptcy Court of certain objections raised by the Equity Committee, the Disclosure Statement was approved by an order of the Bankruptcy Court. Pursuant to such approval, the Debtors will solicit acceptances of the Amended Plan and seek its confirmation by the Bankruptcy Court.

The Debtors also entered into a new equity commitment agreement (the “Equity Commitment Agreement”) with certain Equity Holders, who collectively hold approximately 30% of the outstanding shares of OSG (each, a “Commitment Party” and, collectively, the “Commitment Parties”). Pursuant to the Equity Commitment Agreement, each Commitment Party has agreed to purchase shares in a rights offering with an aggregate offering amount of $1,500,000,000. Each Commitment Party has committed to purchase shares in respect of unexercised subscription rights in the rights offering in proportion to the commitment percentage set forth in the Equity Commitment Agreement. Pursuant to the terms of the rights offering, the Debtors will distribute to each Equity Holder one subscription right in respect of each existing equity interest held by such Equity Holder. Each Equity Holder who is either an “accredited investor” as defined in Rule 501 under the Securities Act of 1933 (the “Securities Act”) or a “qualified institutional buyer” as defined in Rule 144A under the Securities Act shall be entitled to exercise the subscription right to purchase eleven and one half new class A securities at the price of $3.00 per security. Each Equity Holder who is not an “accredited investor” or “qualified institutional buyer” or that decides for any reason not to participate in the rights offering shall be entitled to receive one new class B security in exchange for each existing equity interest held by such Equity Holder. Class B securities carry an entitlement to distribution of up to 10 % of the net litigation recovery in the malpractice lawsuit against Proskauer Rose LLP (“Proskauer”) and four of its partners. Each new class B security will be convertible, at the option of the holder, at any time prior to the entry of a final order entering judgment for or against the defendants in the Proskauer litigation, into one new class A security and will automatically convert into one new class A security on the tenth business day after the entry of a final order with respect to such litigation and the distribution of any Net Litigation Recovery (as defined in the Equity Commitment

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NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Agreement) to the holders of class B securities. On May 20, 2014, the Debtors and each of the Commitment Parties entered into an amendment to the Equity Commitment Agreement, which increased the rights offering amount from $1,500,000,000 to $1,505,000,000. On May, 26, 2014, the Debtors and each of the Commitment Parties entered into a second amendment to the Equity Commitment Agreement, which joined certain additional parties to the Equity Commitment Agreement as Commitment Parties, and increased the amount of the rights offering from $1,505,000,000 to $1,510,000,000. The amendment also increased the number of class A securities that can be purchased for each share held of OSG common stock upon exercise of each subscription right by certain holders thereof from eleven and one half class A securities to twelve class A securities. The Equity Commitment Agreement, as amended, was approved by the Bankruptcy Court on May 27, 2014. The Equity Committee and the Commitment Parties support confirmation of the Amended Plan.

The Debtors have completed diligence and documentation of commitments with Jefferies Finance LLC for the exit financing facilities contemplated by the Amended Plan. These facilities include: (a) a term loan of approximately $600,000,000 secured by a first lien on substantially all the Debtors’ assets associated with its U.S. Flag vessels (“U.S. Flag assets”) other than certain specified assets that secure the asset-based revolving loan facility described below and a second lien on these specified assets; (b) a term loan of approximately $600,000,000 secured by a first lien on substantially all the Debtors’ assets associated with its International Flag vessels (“International Flag assets”), which lien is pari passu to the lien securing the revolving facility described below; (c) an asset based revolving loan facility of approximately $75,000,000 secured by a first lien on certain specified assets of the Debtors’ other U.S. Flag assets and a second lien on substantially all the Debtors’ U.S. Flag assets; and (d) a revolving loan facility of approximately $75,000,000 secured by a pari passu first lien on substantially all the Debtors’ International Flag assets. The commitment letter entered into in connection with the exit financing facilities was approved by the Bankruptcy Court on May 27, 2014. The full terms of the exit financing facilities are subject to approval by the Bankruptcy Court.

In accordance with their support of the Amended Plan, the Debtors terminated the Plan Support Agreement pursuant to Section 6 thereof, which permitted the Debtors to terminate the agreement and their obligations thereunder if the Debtors received an unsolicited proposal for an alternative plan and reasonably determined that such alternative plan was likely to be more favorable than the Original Plan. The Debtors also exercised their right to terminate the Goldman Commitment Letter, which arose by virtue of the Debtors’ support of the Amended Plan. On May 27, 2014, the Bankruptcy Court issued a Disclosure Statement Order. This Disclosure Statement Order set a record date for purposes of participation in the rights offering of June 6, 2014 and suspended trading of existing equity interests (or beneficial interests therein) on the last date which allowed a purchaser to become a holder of record on the June 6, 2014 record date (which date is June 3, 2014) and accordingly disregarded for purposes of distributions under the Amended Plan any purported transfers of existing equity interests (or beneficial interests therein) after June 3, 2014. The Disclosure Statement Order also set a deadline of July 11, 2014 for the filing of any objections to the confirmation of the Amended Plan and scheduled a hearing for the confirmation of the Amended Plan for July 18, 2014.

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NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (concluded):

The Amended Plan is subject to revision in response to creditor claims and objections and the requirements of the Bankruptcy Code or the Bankruptcy Court. There can be no assurance that the Debtors will be able to secure requisite accepting votes for any proposed reorganization plan or confirmation of such plan by the Bankruptcy Court.

Note 2 - Summary of Significant Accounting Policies:

Basis of accounting:

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in the applicable accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment fund. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment fund as well as the adjustment of the investment in the collective investment fund from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

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NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued):

Investment valuation and income recognition:

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are carried at fair value. The Plan’s interest in the collective investment fund is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund. The Company Stock Fund (see Note 4) follows unit accounting. The value of a participant’s account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock (which as of December 31, 2013 traded under the symbol “OSGIQ”) as well as interest accrued on the balance held in cash.

Net appreciation in fair value of investments:

Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.

Fair Value Measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs are quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

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NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued):

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Company Stock Fund: Valued using the unit value of the Company Stock Fund which is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash on the last business day of the Plan year.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective investment fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

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NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued):

Financial assets carried at fair value at December 31, 2013 and 2012 are classified in the tables below in one of the three categories described above:

Assets at fair value as of December 31, 2013

	Level 1	Level 2	Total

Mutual funds:
Domestic Stock funds	$27,739,005	$-	$27,739,005
Balanced funds	16,292,841	-	16,292,841
International Stock funds	6,171,174	-	6,171,174
Short-Term Reserves	3,274,638	-	3,274,638
Fixed Income funds	4,063,474	-	4,063,474
Collective Investment fund	-	9,690,416	9,690,416
Company Stock Fund	-	299,046	299,046

Total investments at fair value	$57,541,132	$9,989,462	$67,530,594

Assets at fair value as of December 31, 2012

	Level 1	Level 2	Total

Mutual funds:
Domestic Stock funds	$20,618,894	$-	$20,618,894
Balanced funds	13,660,467	-	13,660,467
International Stock funds	5,740,296	-	5,740,296
Short-Term Reserves	4,892,749	-	4,892,749
Fixed Income funds	7,194,647	-	7,194,647
Collective Investment fund	-	8,155,177	8,155,177
Company Stock Fund	-	73,118	73,118

Total investments at fair value	$52,107,053	$8,228,295	$60,335,348

Mutual Funds are designated as Level 1 investments (with quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities) and are valued at the net asset value of shares held by the Plan at year end. The Collective Investment and Company Stock Funds are designated as Level 2 instruments (based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.) and the valuations are based upon the underlying investments and contracts. There were no transfers of assets between Level 1 and Level 2 during the Plan years ended December 31, 2013 or 2012.

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NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (concluded):

Payment of benefits:

Benefits are recorded when paid.

Notes receivable from participants:

Participant loans are classified as receivables from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Note 3 – Investments:

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company (the “Trustee”) under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

The following table presents investments, at fair value, that represent 5% or more of the Plan’s net assets at either December 31, 2013 or 2012:

	2013		2012
Vanguard Retirement Savings Trust (fair value, $9,690,416 and $8,155,177, respectively)	$9,419,790		$7,730,442
Vanguard 500 Index Fund	6,970,727		6,116,907
Vanguard Wellington Fund	6,631,769		5,565,264
Vanguard Windsor II Fund	4,598,137		3,220,760
Vanguard Target Retirement 2035 Fund	3,505,107		2,641,507	*
Vanguard Prime Money Market Fund	3,274,638	*	4,892,749
PIMCO Total Return Fund	3,240,117	*	6,256,578

* Investment represents less than 5% of the Plan’s net assets.

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NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (continued):

The Plan’s investment assets appreciated (depreciated) in fair value as follows:

	2013	2012
OSG Company Stock Fund	$374,739	$(763,076)
Goldman Sachs Mid Cap Value Fund	193,395	233,094
Perkins Small Cap Value Fund	357,061	44,329
Marisco Focus Investment Fund	246,682	(33,827)
MSIFT Midcap Growth Advisor	343,780	111,040
Oakmark Select Fund	187,933	40,008
PIMCO All Asset Fund	(24,011)	40,948
PIMCO Total Return Fund	(237,184)	168,401
Rainer Small/Mid Cap Value Fund	324,720	118,244
Vanguard 500 Index Fund	1,725,519	734,314
Vanguard Emerging Mkts-Stock Index Fund	(124,407)	219,170
Vanguard Explorer Fund	316,564	128,735
Vanguard International Growth Fund	516,431	384,485
Vanguard International Value Fund	282,130	220,682
Vanguard Mid-Cap Index Fund	532,896	188,593
Vanguard PRIMECAP Fund	464,211	140,070
Vanguard Target Retirement 2005 Fund	-	3,065
Vanguard Target Retirement 2015 Fund	79,309	84,606
Vanguard Target Retirement 2025 Fund	420,241	237,309
Vanguard Target Retirement 2035 Fund	558,488	261,385
Vanguard Target Retirement 2040 Fund	1	-
Vanguard Target Retirement 2045 Fund	215,044	109,630
Vanguard Target Retirement 2055 Fund	10,442	2,912
Vanguard Target Retirement Income	5,718	5,751
Vanguard Total Bond Market Index Fund	(43,663)	5,039
Vanguard Wellington Fund	680,437	431,377
Vanguard Windsor II Fund	866,055	393,425
	$8,272,531	$3,509,709

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (concluded):

Fair value of investments in entities that use NAV:

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Vanguard Retirement Savings Trust	$9,690,416	N/A	Daily	N/A

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency if currently eligible)	Redemption Notice Period
Vanguard Retirement Savings Trust	$8,155,177	N/A	Daily	N/A

Note 4 - Related Party and Party-in-interest Transactions:

Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s Trustee, and therefore these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. Plan investments also include the Company Stock Fund, which invests in shares of Overseas Shipholding Group, Inc., the parent of the Company (see Note 1 for further discussion).

Note 5 - Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 - Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 7 – Tax Status:

The most recent determination letter received from the Internal Revenue Service, dated June 15, 2010, ruled that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2010.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

EIN #13-3589004

Plan #002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Part IV, Line 4i)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Investment Description	Fair Value
OSG Company Stock Fund	Stock	$299,046
Goldman Sachs Mid Cap Value Fund	Mutual Fund	2,011,048
Perkins Small Cap Value Fund	Mutual Fund	2,264,916
Marisco Focus Investment Fund	Mutual Fund	1,913,304
MSIFT Midcap Growth Advisor	Mutual Fund	1,632,675
Oakmark Select Fund	Mutual Fund	843,483
PIMCO All Asset Fund	Mutual Fund	629,074
PIMCO Total Return Fund	Mutual Fund	3,240,117
Rainer Small/Mid Cap Value Fund	Mutual Fund	1,388,393
*Vanguard 500 Index Fund	Mutual Fund	6,970,727
*Vanguard Emerging Mkts-Stock Index Fund	Mutual Fund	1,415,373
*Vanguard Explorer Fund	Mutual Fund	2,082,292
*Vanguard International Growth Fund	Mutual Fund	3,080,005
*Vanguard International Value Fund	Mutual Fund	1,675,796
*Vanguard Mid-Cap Index Fund	Mutual Fund	2,137,705
*Vanguard PRIMECAP Fund	Mutual Fund	1,896,326
*Vanguard Prime Money Market Fund	Mutual Fund	3,274,638
*Vanguard Target Retirement 2015 Fund	Mutual Fund	884,496
*Vanguard Target Retirement 2025 Fund	Mutual Fund	3,171,785
*Vanguard Target Retirement 2035 Fund	Mutual Fund	3,505,107
*Vanguard Target Retirement 2040 Fund	Mutual Fund	181
*Vanguard Target Retirement 2045 Fund	Mutual Fund	1,206,792
*Vanguard Target Retirement 2055 Fund	Mutual Fund	51,797
*Vanguard Total Bond Market Index Fund	Mutual Fund	823,356
*Vanguard Target Retirement Income Fund	Mutual Fund	211,840
*Vanguard Wellington Fund	Mutual Fund	6,631,769
*Vanguard Windsor II Fund	Mutual Fund	4,598,137

*Vanguard Retirement Savings Trust	Collective Inv. Fund	**9,419,790
Total Investments at Fair Value		67,259,968
*Participant loans (maturity dates ranging from 2014 through 2018, with interest rates of 7%, secured by participant account balances)	Loan	553,728
Total		$67,813,696

* Party-in-interest.

** Represents the contract value of the investment

Cost information not required for participant directed investments.

See Report of Independent Registered Public Accounting Firm.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By	/s/ Ian T. Blackley
Ian T. Blackley
Member of Savings Plan Committee

Date: June 26, 2014

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